Exhibit 4.1(e)

Amendment No. 3 to Consulting Agreement

Between

Calypte Biomedical Corporation

And

Sadegh Panahi

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Sadegh Panahi (“Consultant”) dated November 20, 2002 and is effective as of April 4, 2003.

Whereas, the Company desires to extend the time period during which Consultant will provide services to the Company pursuant to the above referenced Consulting Agreement and Consultant is agreeable to extending the time for providing such services.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The term of Consultant’s Consulting Agreement shall be extended and, by virtue of this Amendment, shall terminate on September 30, 2003 rather than July 20, 2003.

2.	The Company will immediately grant Consultant a warrant to purchase five million (5,000,000) shares of the common stock of the Company at an exercise price of $0.025 per share, or an aggregate purchase price of $250,000. The Company will also immediately amend the February 14, 2003 warrant to purchase 3,000,000 shares of the registered stock of the Company from $0.05 per share, to $0.025 per share. Both warrants will be immediately exercisable upon grant and will expire on June 30, 2003. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment.

3.	All other terms and conditions of the Consultant Agreement dated November 20, 2002 remain unchanged.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ SADEGH PANAHI	By:	/s/ RICHARD BROUNSTEIN
Sadegh Panahi		Richard D. Brounstein Executive Vice President, CFO

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